16001625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

SEC
Mail Processing
Section
FEB 22 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1st, 2015 (MM/DD/YY) AND ENDING December 31st, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Atlantic Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1628
(No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE R. FERNANDEZ (305)670-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT, & CO.
(Name – *if individual, state last, first, middle name*)

9300 S DADELAND BLVD. STE 600 (Address) MIAMI (City) FL. (State) 33156 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

FEB 22 2016

Washington DC
416

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

OATH OR AFFIRMATION

I, ALAN PAREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

IODLIDIA C. FELIZ
Notary Public - State of Florida
Commission # FF 237119
My Comm. Expires Jun 3, 2019
Bonded through National Notary Assn.

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Review Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Florida Atlantic Securities Corp.
Miami, Florida

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Florida Atlantic Securities Corp's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING (Continued)

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Florida Atlantic Securities Corp's financial statements. The supplemental information is the responsibility of Florida Atlantic Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, FL

January 20, 2016

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash in bank	$	664,178
Due from clearing broker		1,616,228
Accounts receivable		248,330
2% notes receivable from stockholders, including accrued interest of $1,800		91,800
Trading securities owned, all marketable as quoted market, original cost $591,864		819,992
Prepaid expenses and other		17,347
Furniture and fixtures, net of accumulated depreciation of $20,672		3,467
TOTAL ASSETS	$	3,461,342
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Due to correspondent broker for cost of trading securities owned	$	591,864
Due to non-customers		34,287
TOTAL ACCOUNTS PAYABLE	$	626,151
Accrued salaries and commissions		254,669
TOTAL LIABILITIES	$	880,820
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued 331,250 shares	$	3,313
Common stock, $.01 par value; non-voting shares, Class B; authorized 1,000,000 shares; no shares outstanding		-
Additional paid-in capital		519,286
Retained earnings		2,057,923
TOTAL STOCKHOLDERS' EQUITY	$	2,580,522
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,461,342

The accompanying notes are an integral part of these financial statements.

Florida Atlantic Securities Corp.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Commissions	$	1,499,433
Administrative and advisory fees		1,054,718
Firm trading		(5,090)
Other		48,432
TOTAL REVENUES	$	2,597,493
OPERATING EXPENSES:		
Salaries, commissions and related costs	$	1,126,494
Clearance, quotation and communication costs		140,546
Occupancy expense		101,330
Other operating expenses		101,747
TOTAL OPERATING EXPENSES	$	1,470,117
NET INCOME	$	1,127,376

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance - January 1, 2015	312,500	$ 3,125	-	$ -	$ 429,474	$ 930,547
Sale of Class A common shares	18,750	188	-	-	89,812	-
Net income for period	-	-	-	-	-	1,127,376
Balance - December 31, 2015	331,250	$ 3,313	-	$ -	$ 519,286	$ 2,057,923

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,127,376
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		867
Changes in assets and liabilities:		
Increase in due from clearing broker		(1,097,295)
Decrease in accounts receivable		210,200
Increase in trading securities owned		(386,272)
Increase in accrued interest receivable		(3,696)
Increase in prepaid expenses and other		(6,983)
Increase in accounts payable		140,364
Decrease in accrued salaries and commissions		(58,232)
NET CASH USED IN OPERATING ACTIVITIES	$	(73,671)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of Class A common stock	$	90,000
Increase in notes receivable from shareholders, including accrued interest		(91,800)
NET CASH USED IN FINANCING ACTIVITIES	$	(1,800)
DECREASE IN CASH	$	(75,471)
CASH - BEGINNING		739,649
CASH - ENDING	$	664,178

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2015.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2015, the company had approximately $413,000 of deposits in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2015 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2015.

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and the three preceding years remain subject to examination as of December 31, 2015.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2015, the Company's net capital was $2,247,273, which was $2,147,273 in excess of its required net capital of $100,000. At December 31, 2015, the Company's net capital ratio was .13 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, deposit with clearing broker, accounts receivable, municipal bond securities owned, prepaid expenses and other, due to correspondent broker for cost of municipal bond securities owned, due to non-customers and accrued salaries and commissions, approximate fair value due to the short-term nature of these accounts. The fair value of the long-term obligations approximates carrying value, determined using current interest rates for similar instruments as of December 31, 2015

In accordance with generally accepted accounting principle (GAAP) fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 8. COMMITMENTS

The Company entered into a lease in September 2012 for its office space in Miami, Florida. Approximate future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

2016	$ 92,000
2017	95,000
2018	93,000
	$ 280,000

Rent expense for the year ended December 31, 2015 amounted to approximately $101,330, including operating expenses.

NOTE 9. CONCENTRATIONS

During the year ended December 31, 2015, the Company had investment and advisory fees from one customer which totaled approximately $642,000.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 20, 2016, the date the financial statements were available to be issued.

FLORIDA ATLANTIC SECURITIES CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE 1)

AS OF DECEMBER 31, 2015

NET CAPITAL:		
Total stockholders' equity	$	2,580,522
Add: Liabilities subordinated to claims of general creditors		-
Total Capital and Allowable Subordinated Loans	$	2,580,522
Less: Non-Allowable Assets and Other Deductions:		
Non-Allowable portion of Accounts Receivable	$	188,573
2% Notes receivable from stockholders, including accrued interest of $1,800		91,800
Prepaid expenses and other		17,347
Furniture and fixtures, net		3,467
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	$	301,187
Net Capital Before Haircuts on Security Positions	$	2,279,335
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities	$	23,991
Debt Securities		7,477
Other Securities		594
Total Haircuts on Security Positions	$	32,062
Net Capital	$	2,247,273

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report

See independent auditor's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE 1) (Continued)

AS OF DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable - due to non-customers	$ 34,287
Accrued salaries and commissions	254,669
TOTAL AGGREGATE INDEBTEDNESS	$ 288,956
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 19,264
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 2,147,273
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 2,127,473
Percentage of aggregate indebtedness to net capital	12.86%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-applicable

See independent auditor's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (SCHEDULE 2)

AS OF DECEMBER 31, 2015

The company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2015.

See independent auditor's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (SCHEDULE 3)

AS OF DECEMBER 31, 2015

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC, a wholly owned subsidiary of Fidelity Brokerage Co.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2015.

See independent auditor's report regarding supplementary information.

INDEPENDENT AUDITOR'S REPORT OF APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATIONS

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT OF APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATIONS

To the Board of Directors and Stockholders of Florida Atlantic Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Florida Atlantic Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Florida Atlantic Securities Corp's compliance with the applicable instructions of form SIPC-7. Florida Atlantic Securities Corp's management is responsible for Florida Atlantic Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's cash disbursement journals and copies of the checks issued in payment, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, including interim profit and loss statements, interim unaudited Company prepared focus reports, Company prepared general ledgers and working trial balances.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT OF APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATIONS (Continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

January 20, 2016

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2090********************MIXED AADC 220
050205 FINRA DEC
FLORIDA ATLANTIC SECURITIES CORP
TWO DATRAN CENTER
9130 S DADELAND BLVD STE 1628
MIAMI FL 33156-7851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andy Fernandez 305-670-9250

2. A. General Assessment (item 2e from page 2) $ 6,195

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,155)

7-24-15
Date Paid

C. Less prior overpayment applied (——)

D. Assessment balance due or (overpayment) 3,040

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ——

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,040

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,040

H. Overpayment carried forward $(——)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FLORIDA ATLANTIC SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

TREASURER
(Title)

Dated the 25 day of JANUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,597,493
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	5,091
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,091
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	49,899
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	74,627
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	124,526
2d. SIPC Net Operating Revenues	$ 2,478,058
2e. General Assessment @ .0025	$ 6,195
	(to page 1, line 2.A.)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Florida Atlantic Securities Corp. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Florida Atlantic Securities Corp. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Florida Atlantic Securities Corp. stated that Florida Atlantic Securities Corp. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Florida Atlantic Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida.

January 20, 2016

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

FLORIDA ATLANTIC SECURITIES CORP.

Exemption Report Pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2015

Florida Atlantic Securities Corp is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

Florida Atlantic Securities Corp operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2015, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Alan Pareira, Chief Executive Officer

Jose Fernandez, Chief Financial Officer